VENTURE LENDING & LEASING VII, INC.
VENTURE LENDING & LEASING VIII, INC.
VENTURE LENDING & LEASING IX, INC.
104 LA MESA DR., SUITE 102
PORTOLA VALLEY, CA  94028

November 22, 2021

VIA EDGAR

Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	Venture Lending & Leasing VII, Inc., Venture Lending & Leasing VIII, Inc. and Venture Lending & Leasing IX, Inc.

Dear Ms. Hamilton:

Set forth below are our responses to the comments (restated in italics below) that you imparted during the telephone conversation with us on October 22, 2021, relating to certain Annual Reports on Form 10-K (“Form 10-Ks”) of Venture Lending & Leasing VII, Inc. (“Fund VII”), Venture Lending & Leasing VIII, Inc. (“Fund VIII”) and Venture Lending & Leasing Fund IX, Inc (“Fund IX” and together with Fund VII and Fund VIII, the “Funds”).  Thank you for providing us with your comments and for giving us the opportunity to respond to them in this letter (“Response Letter”).  While we have responded to comments on Fund VII in this Response Letter, we note that the Fund deregistered on July 19, 2021.

1.	Fund VIII and Fund IX. Disclose significant other assets separately in accordance with Regulation S-X, Article 6-04.7.

Prospectively, the Funds will disclose significant other assets separately in accordance with Regulation S-X, Article 6-04.7, to the extent material.  The Funds have no  significant other assets to be material at this time.

2.	Fund IX. Disclose significant other liabilities separately in accordance with Regulation S-X Article 6-04.10.

Prospectively, the Fund will disclose significant other liabilities separately in accordance with Regulation S-X, Article 6-04.10, to the extent material.  The Fund has no significant other liabilities as this time.

Ms. Lauren Hamilton November 22, 2021 Page 2
3.
All Funds.  With respect to Return of Capital Distributions, please separately disclose such distributions in the Statement of Changes in Net Assets and in the Financial Highlights in accordance with Item 4.1(c)(3) of Form N-2 and Regulation S-X, Article 6-09.3(c).  Please further include a discussion of such distributions in Item 7 of Form 10-K.

Prospectively, the Funds will separately disclose Return of Capital Distributions separately in accordance with Item 4.1(c)(3) of Form N-2 and Regulation S-X, Article 6-09.3(c).

4.	Funds VIII and Fund IX. Please confirm that the portfolio turnover rate has been calculated in accordance with Form N-2 and General Instruction 17.

The Funds confirm that the portfolio turnover rate for each Fund has been calculated in accordance with Form N-2 and General Instruction 17.  The Funds note that the investment manager, Westech Investment Advisors, LLC (“WTI”), sources and originates all of the Funds’ loan investments.  With rare exception, the Funds hold all performing loan investments to maturity. Those exceptions involve facts and circumstances specific to an individual portfolio company.

5.
All Funds.  We note that the audit report identified the completeness of loans exhibiting indicators of potential credit deterioration and the valuation of loans exhibiting credit deterioration as a critical audit matter.  However, disclosure under the heading Critical Accounting Policies, Practices and Estimates under Item 7 of Form 10-K, indicates the manager has identified the estimation of fair value of the Funds’ loan investments as the most critical of the accounting policies and accounting estimates applied to the Funds’ reporting of net assets or operating performance.  Please supplementally explain why the completeness factor was not identified by management as well.

Management has identified the estimate of fair value of the Funds’ loan investments as a critical accounting policy and as part of the fair value process, management performs regular detailed evaluations of each of the Funds’ loan investments.  This involves a detailed analysis of factors including financial performance, cash position and business outlook, and monitoring for signs of conditions that may lead to a potential for credit deterioration.  Portfolio companies that display the potential for credit deterioration are put on a watch list and monitored closely.  Management believed that this process, subsumed within its accounting policy surrounding the estimate of fair value of the Funds’ loan investments, inherently encompassed the completeness risk factor identified in the audit report. Prospectively, however, the Funds will revise the disclosure under the heading Critical Accounting Policies, Practices and Estimates under Item 7 of Form 10-K to include the completeness factor.

6.	All Funds. Include disclosure of the impact of non-recurring fees on the results of operations in Item 7 of Form 10-K in accordance with AICPA Expert Panel Meeting Minutes dated September 16, 2014.

Ms. Lauren Hamilton November 22, 2021 Page 3
In connection with the origination and servicing of portfolio loans, the Funds regularly assess one-time expenses or fees, including:

•	Commitment fees (sometimes deductible)
•	Pre-payment fees
•	Reimbursement of legal fees as part of deal due diligence and drafting of documents

These fees and expenses are disclosed in the financial statements as part of our loan origination and investment process, however we have not historically labeled them as “non-recurring”.   In general, management does not believe that they are material to the Funds’ results of operation.  However, the Funds will include this disclosure and related impact prospectively.

7.
Fund VII.  We noted the following disclosure in Item 1 of Form 10-K, under the heading Transaction Guidelines for Loans: “the term of the loan does not exceed 60 months and does not extend beyond December 31, 2022”.  However, per the Statement of Investments, the Metarail, Inc. loan has a maturity of July 1, 2023.  Please supplementally explain why the loan does not appear to comply with the guidelines.

The Fund’s Transaction Guidelines for Loans (“Guidelines”) are guidelines only.  They provide guidance at the time a loan is originated, but contemplate that changes may occur over time.  As a Fund approaches the end of its investment period, management may determine that restructuring an existing loan is in the best interests of the Fund and its shareholder, which may cause the term of the restructured loan to fall outside of the Guidelines.  In the case of Metarail, Inc., the original loan had a maturity date of June 1, 2022.  In connection with a restructuring of the loan, involving an additional extension of credit and revised payment plan, the maturity date was extended in Q4 2020 to July 1, 2023.  Restructuring of this nature is rare.

As noted, above, Fund VII was deregistered on July 19, 2021.

8.
Fund VII.  We noted disclosure in Footnote 2 to the Financial Statements Summary of Significant Accounting Policies under the “Derivative Instruments” sub-heading referencing the Condensed Statement of Assets and Liabilities and the Condensed Statement of Operations.  Please supplementally explain, as the financial statements provided and audited are not condensed.

The reference to “Condensed” was a scrivener’s error that resulted from carrying over a heading from a prior filing.

As noted, above, Fund VII was deregistered on July 19, 2021.

9.
Fund VIII.  We noted that in the June 30, 2021 Form 10-Q, net assets had declined to $113.5 million at 6/30/2021 from $159.7 million at 12/31/2020. We further noted that the majority of the decline was the result of a cash distribution to Shareholder of $63.1 million.  Please supplementally explain the nature of the distribution.

Ms. Lauren Hamilton November 22, 2021 Page 4
As noted in Item 1. “Business”, under sub-topic “Dividends and Distributions,” of the Form 10-K, the Fund’s investment period ended as of March 31, 2021.  At this point in the lifecycle of the Fund, as would be expected, the distribution resulted from proceeds received from paydowns of the Fund’s loan investments.

10.
Fund VII.  We noted that in the March 31, 2021 Form 10-Q, disclosure stated that as of 3/31/21 33.2% of the Fund’s total assets represented non-qualifying assets.  We further noted that disclosure in the Form 10-K stated that as of 12/31/20 4.3% of the Fund’s total assets represented non-qualifying assets.  Please supplementally explain the increase and confirm compliance with section 55(a) of the Investment Company Act of 1940, as amended (the “Act”).

As Fund VII was winding down, one of its few remaining assets, Clover Health Investments Corporation (“Clover”), became a public company through a de-SPAC transaction, and as a result, the holding in Clover became part of the non-qualifying assets calculation for reporting purposes in Q1 2021.  The Fund did not make any additional investments prior to its deregistration and accordingly was in compliance with Section 55(a) of the Act.

As noted, above, Fund VII was deregistered on July 19, 2021.

11.
All Funds.  This comment applies to all Funds, but the disclosure discussed is from Fund VIII.  We noted that a significant portion of the loans held by Fund VIII are valued at cost.  We further noted the following disclosure within the Fair Value footnote to the Financial Statements: “The risk profile of a loan changes when events occur that impact the credit analysis of the borrower and loan as discussed in the Fund’s loan accounting policy. Such changes result in the fair value adjustments made to the individual loans, which in accordance with U.S. GAAP, would be based on the price that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the measurement date. Where the risk profile is consistent with the original underwriting, which is primarily the case for this loan portfolio, the cost basis of the loan often approximates fair value.”  As an example, the Level 3 table, under Computers and Storage Industry indicates a weighted average of the hypothetical market coupon rate of 14% with a range of 14-15%; however, on the Schedule of Investments, all of the positions within the industry are held at cost.  Please supplementally explain why positions are held at cost and how this is in line with the Fund’s Valuation Policies and Procedures.

Under the Fund’s Valuation Policies and Procedures (as approved by the Board) (‘Valuation Policies”), the Funds value all of their assets at fair value in accordance with Section 2(a)(41)(B) of the Investment Company Act and ASC 820.  As is typical with venture loans, the Funds’ loans are not actively bought and sold and there is not an active market.  Accordingly, management has developed a hypothetical market to assess fair value considered from the perspective of a market participant.  In management’s experience, the interest rates for performing loans made to early and expansion stage venture capital-backed technology companies tend to fall within a relatively tight bandwidth.  In addition, the terms of the loans and the risk profile of the underlying borrowers tend to be consistent year over year. As a result, a loan originated today by Fund IX has comparable terms, interest rate, and risk profile as a loan originated several years ago held by Fund VII.  These loans are not generally correlated to movements in benchmark interest rates. The assumptions that market participants would make in pricing a loan are instead based more on factors related to the performance of the underlying borrower. Moreover, it is the practice of the Funds to hold their portfolio loans to maturity, with very rare exceptions specifically related to circumstances of a particular borrower.

Ms. Lauren Hamilton November 22, 2021 Page 5
Consistent with this approach, management has determined, in accordance with the Valuation Policies, that within the Funds’ hypothetical market, the amortized cost of performing loans equals to or approximates fair value as required by Section 2(a)(41(B) and ASC 820 for performing loans.  Management deems this reasonable based on its analysis of the hypothetical market for the Funds’ loans.  Similarly, where circumstances warrant, the fair value of assets are adjusted downward below the amortized cost to reflect increased risk of the borrower’s ability to pay (typically deemed non-performing loans). As a result, there are many instances in the Schedule of Investments where fair value for a non-performing loan is marked below the amortized cost of the loan.

12.
All Funds.  Each security that the Funds hold pays a combination of cash and Payment-in-Kind (“PIK”) interest.  Please disclose both cash and PIK rates in the security description or in a footnote to the Schedule of Investments in accordance with AICPA Audit Risk Alert for Investment Companies for the 2013-2014 period.

The AICPA Audit Risk Alert for Investment Companies for the 2013-2014 period, provides:

As defined by the FASB ASC glossary, PIK bonds are bonds in which the issuer has the option at each interest payment date of making interest payments in cash or additional debt securities. The SEC staff has provided the following comments related to (a) disclosure when a range of PIK interest is allowable under the debt agreement and (b) presentation of PIK interest income in the statement of cash flows.

The Funds do not originate or invest in any PIK loans or bonds, as so defined.   Further, we have no such information to disclose as all of the Funds’ loans are contractually required to pay principal and interest on the loan in cash and there are no in-kind payment components associated with the Funds’ loans.

13.
All Funds.  In the Schedule of Investments, please indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs in accordance with Regulation S-X, Article 12-12, footnote 9.

Prospectively, the Funds will include a footnote at the bottom of the Schedule of Investments, encompassing the Schedule in its entirety, to indicate that the value of each loan in the Fund’s loan portfolio was determined using significant unobservable inputs in accordance with Regulation S-X, Article 12-12, footnote 9.

Ms. Lauren Hamilton November 22, 2021 Page 6
14.
All Funds.  We noted disclosure in Item 1 of Form 10-K, under the heading, “Industry Segment Diversification,” stating: “The Fund generally seeks to invest no more than 30% of its total assets in securities of companies in any single industry.”  Per our review of the Schedules of Investments: for Fund VIII, “Other Technologies” represents 60.4% of net assets as disclosed in the 12/31/2020 Form 10-K; for Fund VII, “Other Healthcare” and “Software” represent 32% and 38%, respectively of net assets as disclosed in the 12/31/2020 Form 10-K; and for Fund IX, “Other Technologies” represents 69% of net assets as disclosed in the 12/31/2020 Form 10-K, and Other Technologies and Software represent 62% and 35% of net assets, respectively, as disclosed in the 12/31/2019 Form 10-K.  Please supplementally explain why holdings in these industries exceed 30% of net assets.

Industry Segment Diversification is a general guideline intended to apply to diversification across the life of the Fund, subject to the investment manager’s determination as to the best interests of the Fund.  Diversification is carefully considered at the inception of each loan, but percentages may not be consistent with the guideline at any particular point in time.  In the course of a Fund’s lifecycle, loan investments made early on in the Fund’s investment period will be repaid while loans made later in the investment period may remain outstanding.  An additional variable is the repayment period for loans which can vary from loan to loan.  Therefore, depending on facts and circumstances present at the reporting date, the percent of net assets by industry may not represent overall diversification of the Fund over its lifetime. Diversification may also be impacted by the ever-changing and innovative sector in which the Funds operate, such that new and interconnected technologies are continually being developed and it is difficult to predict which technologies will offer the most attractive investment opportunities at any point in time.  The ‘Other Technologies’ category also represents an aggregation of portfolio companies operating in various technology sectors that may not fit in the other stated categories presented in the schedule and is thus of limited value in assessing diversification.

15.
All Funds. Sector risk should be included in the prospectus if a fund has a significant amount of its net assets invested in a single sector.  If the Fund consistently focuses in a particular sector, please explain why identification of the sector, including the strategy and risks of investment in that sector, are not disclosed in the prospectus.

As a private BDC, the Fund does not file a prospectus on Form N-2.  At the time of launch and filing of a Fund’s registration statement on Form 10, the Fund is not yet invested, and management does not have sufficient information to determine what if any sector risk the Fund may be exposed to, due to the dynamic nature of early stage investment.  The Funds do not, and it is generally expected that they will not, consistently focus investments in a particular sector.  However, during the life cycle of a Fund, certain sectors may become more attractive than others, and the Fund may concentrate in a sector to such a degree that risk unique to the sector would be a material risk to the results and operations of the Fund.  The Funds will prospectively include sector risk disclosure if a Fund has a significant amount of its net assets invested in a single sector.

Ms. Lauren Hamilton November 22, 2021 Page 7
16.
 All Funds.  Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Funds’ investments, including how the transition to any successor rate could impact the liquidity and valuation of investments that reference LIBOR.  Please refer to the SEC website staff statements on the LIBOR transition.

Management has reviewed the SEC website staff statements on the LIBOR transition and prospectively will include appropriate disclosure as to how the expected discontinuation of LIBOR could affect the Funds’ investments.  We note that all of the Funds’ loan investments are fixed rate loans and generally the discontinuation of LIBOR is not expected to materially impact the liquidity and valuation of the Funds’ investments.  Management believes that the Funds’ borrowing facilities and hedging instruments associated with those facilities have in place appropriate mechanisms to transition to successor rates.

17.
All Funds.  Please explain why the disclosure required for a line of credit is not included in Notes to the Financial Statements, in particular a statement as to the weighted average interest rate in accordance with Regulation s-X, Article 5-02.19(b).

Prospectively, the Funds will include the referenced disclosure.  We note that the Funds’ debt facilities have only one applicable rate, such that disclosure of a weighted average interest rate was deemed to be not applicable.

18.
Fund IX.  Please confirm any net realized gain or loss on transactions in investments other than securities have been disclosed separately on the Statement of Operations in accordance with Regulation S-X, Article 6-07.7(a).

The Funds have no net realized gain or loss on transactions in investments other than securities required to be disclosed separately on the Statement of Operations in accordance with Regulation S-X, Article 6-07.7(a).

Should you have any questions or comments, please call me at (650) 234-4308 or our counsel, Mary C. Moynihan at (202) 654-6254.

Very truly yours,

/s/ Jared Thear
Jared Thear
Chief Financial Officer